UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 8

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 2 of 8

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 3 of 8

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person (see instructions) CO

CUSIP No. 16944W104	13D/A	Page 4 of 7

Explanatory Note

This Amendment No. 14 to the statement on Schedule 13D (“Amendment No. 14”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, and together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The reporting persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”),

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”),

•	Amendment No. 7 filed on August 22, 2018 (“Amendment No. 7”),

•	Amendment No. 8 filed on November 9, 2018 (“Amendment No. 8”),

•	Amendment No. 9 filed on December 27, 2018 (“Amendment No. 9”),

•	Amendment No. 10 filed on July 3, 2019 (“Amendment No. 10”),

•	Amendment No. 11 filed on June 9, 2020 (“Amendment No. 11”),

•	Amendment No. 12 filed on June 9, 2020 (“Amendment No. 12”), and

•	Amendment No. 13 filed on December 2, 2020 (“Amendment No. 13”).

Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 13, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 12, as appropriate.

Except as provided herein, Amendment No. 14 does not modify any of the information previously reported on the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by inserting the following after the last paragraph thereof:

On February 26, 2021 at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved execution, delivery and performance of the agreement and plan of merger dated as of December 1, 2020 (the “Merger Agreement”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the consummation of the transactions contemplated thereby, including the merger of the Issuer with China Distance Learning Investments Limited (the “Merger”), and authorized each of the members of the special committee of independent directors of the board of directors of the Issuer to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger.

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On March 18, 2021, the Issuer filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on March 18, 2021. As a result of the Merger, the Issuer became a wholly owned subsidiary of Champion Distance Education Investments Limited (“Parent”).

At the effective time of the Merger (the “Effective Time”),  (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement) and ADSs representing the Excluded Shares, was cancelled in exchange for the right to receive $2.45 in cash without interest (the “Per Share Merger Consideration”), and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with the Ordinary Shares underlying such ADSs (other than any ADS representing Excluded Shares) were cancelled in exchange for the right to receive $9.80 in cash per ADS without interest (less $0.05 per ADS cancellation fees), in each case, net of any applicable withholding taxes described in the Merger Agreement.

The Excluded Shares, other than Dissenting Shares (as defined in the Merger Agreement), issued and outstanding immediately prior to the Effective Time (including the Excluded Shares represented by ADSs) were cancelled for no consideration. Dissenting Shares were cancelled and cease to exist, but were not converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration pursuant to the Merger Agreement, and holders (collectively, “Dissenting Shareholders”) of Dissenting Shares were entitled only to payment of the fair value of Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Act, and as of and after the Effective Time Dissenting Shareholders ceased to have any of the rights of a shareholder of the Issuer except the right to be paid the fair value of their Dissenting Shares.

At the Effective Time, the Issuer (a) terminated the China Distance Education Holdings Limited Share Incentive Plan and the China Distance Education Holdings Limited 2008 Performance Incentive Plan (as amended and restated, collectively, the “Company Share Plans”), (b) cancelled all options to purchase Ordinary Shares or ADSs (the “Company Options”) granted under the Company Share Plans that were then outstanding and unexercised, whether vested or unvested, and (d) cancelled all restricted share award of the Issuer (the “Company Restricted Share Awards”) granted under the Company Share Plans that were then outstanding, whether vested or unvested. As soon as practicable after the Effective Time, (i) each former holder of a Company Option that was cancelled at the Effective Time will have the right to receive an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Company Option by (ii) the number of Ordinary Shares underlying such Company Option, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any) and (ii) each former holder of a Company Restricted Share Awards (other than Zhengdong Zhu) that was cancelled at the Effective Time will have the right to receive an amount in cash equal to the Per Share Merger Consideration, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any).

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”), and the Issuer will cease to be a publicly traded company. The Issuer has requested NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the ADSs and the underlying Ordinary Shares under the Exchange Act. In addition, the Issuer will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The deregistration will become effective in 90 days after the filing of Form 15 or such shorter period as may be determined by the SEC. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As a result of the Merger, as described in Item 4 of this Amendment No. 14, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

CUSIP No. 16944W104	13D/A	Page 6 of 7

(c) Except as set forth in Item 4 of this Amendment No. 14 or previously reported in the Initial Statement, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) March 18, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

As previously disclosed by the Reporting Persons in Amendment No. 13, China Merchants Bank Co., Ltd. (“China Merchants Bank”) agreed to provide a senior secured term loan facility to, among others, refinance the existing loan (the “Abax Loan”) borrowed between Champion Shine Trading Limited and Abax Asian Structured Private Credit Fund III, LP (“Abax”). As of the date of this Statement, the Abax Loan has been fully repaid and Abax as lender and secured party and Madison Pacific Trust Limited (“Madison Pacific”) as security agent and custodian have discharged and released the security interest over 34,800,244 Ordinary Shares and 931,358 charged ADSs (representing 3,725,432 Ordinary Shares) which were granted in favor of Abax and/or Madison Pacific in connection with the Abax Loan.

CUSIP No. 16944W104	13D/A	Page 7 of 7

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2021

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director